FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2     Date of Material Change

March 31, 2008

Item 3     News Release

The press release attached as Schedule A was released over Canada NewsWire on March 31, 2008.

Item 4     Summary of Material Change

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS) announces fourth quarter and year end financial results for the three and twelve months ended December 31, 2007. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

Item 5     Full Description of Material Change

Gammon Gold Announces Fourth Quarter & Year End 2007 Financial Results

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS) announces fourth quarter and year end financial results for the three and twelve months ended December 31, 2007.

For the three-month period ended December 31, 2007 the Company reported sales of $39,699,932 compared to $34,381,498 for the same period in 2006. Net loss for the quarter was $20,728,989 or $0.19 per share compared to $3,291,590 or $0.04 per share for the same period in 2006.

For the twelve-month period ended December 31, 2007 the Company reported sales of $152,058,628 compared to $64,235,896 for the same period in 2006. Net loss for the period was $101,313,968 or $0.90 per share compared to $25,308,401 or $0.29 per share for the same period in 2006.

	Year ended	Year ended
	December 31, 2007	December 31, 2006	Q4 2007	Q4 2006

Revenue from mining operations	$152,058,628	$64,235,896	$39,699,932	$34,381,498
Production costs, excluding amortization
	$140,302,718	$37,943,583	$33,511,441	$18,129,116
and depletion
Gold ounces sold	121,107	67,477	28,665	33,866
Silver ounces sold	5,027,983	1,888,324	1,183,729	1,138,986
Gold equivalent ounces sold (2)	218,200	105,181	50,041	57,111
Average realized gold price	$698.91	$606.99	$795.00	$608.53
Average realized silver price	$13.42	$12.18	$14.32	$12.54
Gold equivalency rate	52	50	56	49
Net loss	($101,313,968)	($25,308,401)	($20,728,989)	($3,291,590)
Net loss per share, basic and diluted (3)	($0.90)	($0.29)	($0.19)	($0.04)
Cash flows from (used in) operations	($34,191,890)	($20,026,018)	$2,704,381	$5,952,707
Total cash costs (per gold equivalent
ounce) (4)	$650	$366	$676	$323

(1) In 2005, the Company changed its year end from July 31st to December 31st.
(2) Gold equivalent ounces are calculated based on actual sales.
(3) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors were anti-dilutive.
(4) See the Non-GAAP Measures section in the attached Management Discussion & Analysis document.

Cash costs per gold equivalent ounce for the fourth quarter improved by $88 per gold equivalent ounce, or 11%, to $676 per gold equivalent ounce over Q3 as a result of improved mine and processing productivities resulting in the Company’s fixed cost base being spread over increased production units the effects of which were partially impacted by $86 per gold equivalent ounce of charges taken as part of the Company’s year-end accounting closing process. Included in the final year-end consolidated total cash cost per gold equivalent ounce result was approximately $57 per gold equivalent ounce to revise the valuation for Ocampo’s gold-in-circuit mill inventory as well as $17 per gold equivalent ounce of pension adjustments relating to future El Cubo employee social benefits payable under Mexican Social Security Legislation. An additional $12 per gold equivalent ounce in non-recurring charges was taken in Q4 to reflect payroll and severance allowances arising from an El Cubo workforce downsizing initiative. Excluding the above adjustments, the consolidated total cash cost per gold equivalent ounce result in Q4 was equal to the $590 per gold equivalent ounce as reported in the Company’s monthly December Key Performance Indicator press release.

The cash costs for the year of $650 per gold equivalent ounce were primarily driven by operational efficiency start-up problems at Ocampo, the effects of which were adversely impacted by the resulting net realizable value adjustments to Ocampo’s ore inventory and severance expense charges associated with the Q4 workforce reduction at Ocampo. During the latter part of the fourth quarter the Company began to gain traction on many of its production and cost cutting initiatives that are expected to continue to positively impact cash costs in future quarters.

The impact of productivity gains achieved in the latter part of Q4 was evident in the improvement to mine site operating and net free cash flow achieved in the quarter. Mine site operating cash flow in Q4 improved to ($240,000) as compared to ($10.6 million) in Q3. Net free cash flow improved to ($14.7 million) as compared to ($36.7 million) in Q3. As the Company completes its investments in expansionary capital projects anticipated to be in mid-2008, the Company expects to achieve positive net free cash flow status.

The Company has targeted opportunities where additional cost reductions can be realized during 2008, which includes the continued focus on workforce optimization, optimization of consumables and reagents, particularly cyanide, as well as gaining access to 20 megawatts of grid power. All of these cost containment initiatives will be supported by the production improvements we anticipate achieving at both Ocampo and El Cubo through the continued implementation of optimal mining methods.

Rene Marion, Chief Executive Officer said: "I am encouraged by the advancements we have made at both our Ocampo and El Cubo mine sites particularly as demonstrated in our January and February key performance indicator press releases. The overall implementation of enhanced mining practices at both mines can be measured by the steady improvement in monthly equivalent gold production which is tremendously exciting given we are in a turnaround phase right now. In fact, we are currently exceeding internal targets on cost reduction. At Ocampo we will continue to focus on advancing our open pit stripping and underground development activities to re-sequence the open-pit and underground operation for steady ore production going forward." Mr. Marion continued, "I am particularly pleased with the advancements made at our El Cubo mine where the progress to date has exceeded our plans. Considering the impact of the continuing improvements in production at both Ocampo and El Cubo, we anticipate that we will continue to report overall improvements in the months ahead."

Commenting on the Company’s performance Scott Perry, Chief Financial Officer said: "The Company’s Ocampo turnaround strategy continues to gain traction and combined with the operational improvements at El Cubo, the Group’s fourth quarter results were highly encouraging given the improvements in company wide productivity as well as the resulting decreases in total cash costs per ounce. Our turnaround strategy is well formulated and together with the progress achieved in 2007 we are continuing to see this positive momentum carry into 2008 where we are continuing to gain momentum with our production profile at both Ocampo and El Cubo and we have continued to post strong cost reductions resulting in solid cash flow performance and cash generation." My Perry continued: "The stronger metal price environment in early 2008 has continued to favourably impact our Company-wide business plan such that our operating cash flow performance has proven more than sufficient to meet our capital investment expenditures allowing us to utilize surplus cash reserves in the month of February to make an accelerated principal pay down of $2.1 million on our financing facility. Our financial foundation is continually improving due to the improved operational performance momentum which together with our undrawn debt financing facility places the Company in good stead to fully fund the Company’s recapitalization initiatives up to the latter part of 2008 when the business anticipates maintaining steady state positive free cash flow status."

Mr. Marion continued, "The potential for additional gains is significant. Equally significant in advancing operations and financial performance, I have recently added considerable strength to senior management by appointing Scott Perry, CFO and Russell Tremayne, COO, where collectively as a senior team we have extensive mining experience in turnaround situations. We are very well positioned to execute our growth strategy and we expect to continue the positive trends seen in January and February."

Highlights

  2007 Results:

  Total production of 121,387 gold ounces and 5,035,704 silver ounces or 218,734 gold equivalent ounces at an annual cash cost per ounce of $650.

  Revenues from mining operations of $152.1 million compared to $64.2 million in 2006 reflecting an average annual gold selling price of $698.91 per ounce and silver selling price of $13.42 per ounce.

  Net loss per share of $(0.90) compared to 2006 net loss per share of $(0.29).

  Cash used in operations were $34.2 million versus $20.0 million used in 2006. After adjustments for changes in non-cash working capital, funds used in operations were $15.7 million in 2007 versus $4.4 million provided in 2006.

  In late 2007 the Company’s Management Team designed and implemented a Turn-Around Strategy that started to gain traction in early 2008.

  New Executive Management Team:

  Mr. Rene Marion was appointed Chief Executive Officer on October 25th. Mr. Marion brings over 22 years of international mining experience to Gammon, having most recently held the position of Chief Operating Officer (seconded from Barrick Gold) with Highland Gold Mining Ltd.

  Subsequent to the 2007 calendar year, Mr. Scott Perry was appointed Chief Financial Officer on January 25th. Mr. Perry brings over 11 years of international mining experience to Gammon having most recently held the position of Chief Financial Officer (seconded from Barrick Gold) with Highland Gold Mining Ltd.

  Subsequent to the 2007 calendar year, Mr. Russell Tremayne was appointed Chief Operating Officer on January 25th. Mr. Tremayne brings over 35 years of international mining experience throughout the world to Gammon, with the majority of that time in senior leadership roles. Most recently, Mr. Tremayne held the position of Director of Operations with Highland Gold Mining Ltd.

  Both Mr. Perry and Mr. Tremayne had previously worked with Gammon’s Chief Executive Officer, Rene Marion at Highland Gold where Mr. Marion and Mr. Perry were seconded from Barrick Gold. Their success as a team in optimizing Highland’s operations, as well as the recapitalization of Highland, will benefit Gammon tremendously. Gammon now has in place a senior management team that possesses the requisite mining experience needed to successfully execute the Company’s growth strategy.

  Post 2007 Balance Sheet Highlights:

  The Company’s Turn-Around Strategy is well underway with solid traction achieved on the Company’s targeted cost reduction and productivity initiatives which is most evident in the Company’s February Monthly Results Press Release which illustrated:

  Increased production over January and average monthly production over Q4;

  Reduced consolidated cash costs over January and ongoing improvement over Q4’s average cash costs;

  Increased cash flow performance over January and ongoing improvements in average cash flow performance over Q4; and,

  Surplus cash generation resulting in an accelerated debt facility principal reduction payment of $2.1M

  - The Company strengthened its liquidity position when the Company’s lenders, subject to the Company providing a satisfactory mine plan and updated reserve statements, agreed to remove all restrictions that limit access to the final $12.5 million portion of this facility such that the Company will now have access to the full $60 million facility.

  - In March, 2008 Gammon announced encouraging drilling results at its Guadalupe y Calvo exploration project located in Chihuahua State, Mexico which indicated strong resource growth potential from this exciting exploration property. Exploration diamond drilling re-commenced on this highly prospective project during the fourth quarter 2007 as part of a 15-hole (2,400 metre) exploration drilling program. Upon the completion of this drilling program, expected to be in Q2 2008, the Company will complete a scoping study in order to determine the next steps in this advanced exploration property.

  - The Company continues to track positively on its Q1 market deliverables scorecard, most notably remaining on target to produce in the low to mid point of the targeted range of 56,000 to 62,000 gold equivalent ounces during Q1, at total cash costs that are considerably lower than the originally estimated cash costs for Q4 2007, namely $580 to $600 per gold equivalent ounce.

  - The Company will be providing an update on 2007 year end reserves and resources at the end of Q1 2008 and also expects to be releasing 2008 production and total cash cost guidance together with a 3-year outlook at the end of Q1 2008.

Audited Financial Statements for the year ended December 31, 2007 as well as the Notes to the Financial Statements and Management Discussion and Analysis are attached to this release and are posted on SEDAR at www.sedar.com or on the Company’s website at www.gammongold.com.

Conference Call Details

A webcast and conference call will be held on Monday, March 31, 2008 starting at 2:30 pm Eastern Time (3:30 pm Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Local Toronto Participants: 1-416-644-3419

  North America Toll Free: 1-800-732-0232

  Outside North America: 1-416-644-3419

When the Operator answers please ask to be placed into the Gammon Gold Fourth Quarter and Year End Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below: http://w.on24.com/r.htm?e=106728&s=1&k=7BAED3BAFA9C754ACEC1D49A018F0752.

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Friday April 4th by dialing the appropriate number below:

  Local Toronto Participants: 1-416-640-1917 Passcode: 21266722#

  North America Toll Free: 1-877-289-8525 Passcode: 21266722#

  Outside North America: 1-416-640-1917 Passcode: 21266722#

Archive Webcast:

The webcast will be archived for 365-days by following the link provided below: http://w.on24.com/r.htm?e=106728&s=1&k=7BAED3BAFA9C754ACEC1D49A018F0752 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including without limitation, statements regarding future cash costs and production at El Cubo and Ocampo and the ability to continue to successfully implement the Company’s Turn-Around Strategy, statements regarding the resource growth potential of Guadeloupe y Calvo, statements regarding the company’s ability to continue its improved cash flow performance, the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s annual information form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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Item 6     Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9     Date of Report

March 31, 2008